UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Huazhu Group Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 Per Share (“Ordinary Shares”) and

American Depositary Shares (“ADSs”)(1)

(Title of Class of Securities)

G21182 103(2)

(CUSIP Number)

Qi Ji

No. 2266 Hongqiao Road

Changning District, Shanghai 200336,

People’s Republic of China

Telephone: +86 21 6195 2011

With a copy to:

Shuang Zhao, Esq.

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place

500 Hennessy Road

Causeway Bay, Hong Kong

Telephone: +852 2521 4122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Each ADS represents one (1) Ordinary Share.

(2) This CUSIP number applies to the Ordinary Shares.

CUSIP No: G21182 103

1.	Names of Reporting Persons Qi Ji
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,524,019[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 73,299,367[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,524,019
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.8%[3]
14.	Type of Reporting Person (See Instructions) IN

1.                 These securities include (i) 72,344,905 Ordinary Shares of which the record owner is Winner Crown Holdings Limited (“Winner Crown”), (ii) 279,536 restricted shares held by Qi Ji, (iii) 674,926 Ordinary Shares of which the record owner is Qi Ji, and (iv) 16,000,000 Restricted ADSs representing 16,000,000 ordinary shares and 10,224,652 Ordinary Shares held by East Leader International Limited (“East Leader”), over which the Reporting Person has voting power pursuant to powers of attorneys. Winner Crown is wholly owned by Sherman Holdings Limited, which is in turn owned by Seletar Limited and Serangoon Limited. Seletar Limited and Serangoon Limited act as nominee shareholders for and on behalf of Credit Suisse Trust Limited, Singapore as trustee of The Ji Family Trust, of which the Reporting Person and his family members are beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole voting power with respect to these securities.

2.                 These securities include (i) 72,344,905 Ordinary Shares of which the record owner is Winner Crown, (ii) 279,536 restricted shares held by Qi Ji, and (iii) 674,926 Ordinary Shares of which the record owner is Qi Ji. Winner Crown is wholly owned by Sherman Holdings Limited, which is in turn owned by Seletar Limited and Serangoon Limited. Seletar Limited and Serangoon Limited act as nominee shareholders for and on behalf of Credit Suisse Trust Limited, Singapore as trustee of The Ji Family Trust, of which the Reporting Person and his family members are beneficiaries. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.

3.                 Based upon 294,316,146 Ordinary Shares outstanding as of March 31, 2019 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 19, 2019.

CUSIP No: G21182 103

1.	Names of Reporting Persons Winner Crown Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 72,344,905[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 72,344,905[2]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,344,905
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.6%[3]
14.	Type of Reporting Person (See Instructions) CO

1.                 These securities include 72,344,905 Ordinary Shares of which the record owner is the Reporting Person.

2.                 These securities include 72,344,905 Ordinary Shares of which the record owner is the Reporting Person.

3.                 Based upon 294,316,146 Ordinary Shares outstanding as of March 31, 2019 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 19, 2019.

CUSIP No: G21182 103

1.	Names of Reporting Persons Tong Tong Zhao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,324,652[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,324,652
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%[3]
14.	Type of Reporting Person (See Instructions) IN

1.                 These securities include (i) 100,000 Ordinary Shares of which the record owner is the Reporting Person, and (ii) 10,224,652 Ordinary Shares, and 16,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares of which the record owner is East Leader, over which Mr. Qi Ji has voting power pursuant to powers of attorneys. East Leader is wholly owned by Perfect Will, which is in turn wholly owned by Asia Square, as nominee for Sarasin Trust. Sarasin Trust acts as trustee of the Tanya Trust, of which the Reporting Person and her family members are the beneficiaries. By virtue of these arrangements, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.

2.                 Based upon 294,316,146 Ordinary Shares outstanding as of March 31, 2019 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 19, 2019.

CUSIP No: G21182 103

1.	Names of Reporting Persons East Leader International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,224,652[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,224,652
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%[2]
14.	Type of Reporting Person (See Instructions) CO

1.                 These securities include 10,224,652 Ordinary Shares, and 16,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares, over which Mr. Qi Ji has voting power pursuant to powers of attorneys.

2.                 Based upon 294,316,146 Ordinary Shares outstanding as of March 31, 2019 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 19, 2019.

CUSIP No: G21182 103

1.	Names of Reporting Persons Perfect Will Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,224,652[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,224,652
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%[3]
14.	Type of Reporting Person (See Instructions) CO

1.                 These securities include 10,224,652 Ordinary Shares, and 16,000,000 Restricted ADSs representing 16,000,000 Ordinary Shares, over which Mr. Qi Ji has voting power pursuant to powers of attorneys. East Leader is the record owner of these securities. East Leader is wholly owned by the Reporting Person. By virtue of this affiliation, the Reporting Person may be deemed to have sole dispositive power with respect to these securities.

2.                 Based upon 294,316,146 Ordinary Shares outstanding as of March 31, 2019 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 19, 2019.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2017 (the “Original Schedule 13D”), with respect to ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and American Depositary Shares (“ADSs”), each representing one (1) Ordinary Share, of Huazhu Group Limited (the “Issuer”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Original Schedule 13D.

Item 1.                                 Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Statement on Schedule 13D relates to the Ordinary Shares and ADSs of the Issuer. The principal executive offices of the Issuer are located at No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China.

Item 2.                                 Identity and Background

(a). This Statement on Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons”): (i) Qi Ji, (ii) Winner Crown Holdings Limited (“Winner Crown”), (iii) Tong Tong Zhao, (iv) East Leader International Limited (“East Leader”), and (v) Perfect Will Holdings Limited (“Perfect Will”). The name, business address, present principal occupation or employment or principal business and citizenship or place of organization of each of the directors of Winner Crown, East Leader and Perfect Will are set forth in Schedule A hereto and are incorporated herein by reference. None of Winner Crown, East Leader or Perfect Will has any executive officers.

(b). Residence or Business Address:

I:                                       The home address for Qi Ji is:

72 Bayshore Road #25-15
Singapore 469988

II:                                  The principal business office for Winner Crown is:

No. 2266 Hongqiao Road, Changning District
Shanghai 200336, People’s Republic of China

III:                             The home address for Tong Tong Zhao is:

No. 9 Lane 699 Cuibai Road
Shanghai 201206, People’s Republic of China

IV:                              The registered office for East Leader is:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, BRITISH VIRGIN ISLANDS

V:                                   The principal business office for Perfect Will is:

c/o J. Safra Sarasin Trust Company (Singapore) Limited
8 Marina View #25-01
Asia Square Tower 1
Singapore 018960

(c). Qi Ji is the executive chairman of the board of directors and chief executive officer of the Issuer. Tong Tong Zhao is an independent director of the Issuer. The principal business of each of Winner Crown, East Leader and Perfect Will is investment holding.

(d). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither any of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). The citizenship of Qi Ji is Singapore. The place of organization of Winner Crown, East Leader and Perfect Will is the British Virgin Islands. The citizenship of Tong Tong Zhao is Canada.

Item 3.                                 Source and Amount of Funds or Other Consideration

No modification.

Item 4.                                 Purpose of Transaction

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Stock Purchase Agreement

On December 4, 2019, AAPC Hong Kong Limited (“AAPC”), a shareholder of the Issuer, entered into a Stock Purchase Agreement with Gaoling Fund, L.P (the “Purchaser”) whereby the Purchaser agreed to purchase 14,332,376 ordinary shares of the Issuer from AAPC in a private sale for an aggregate purchase price of $451,469,844, or $31.50 per share (the “Private Sale”). The Private Sale is expected to close on December 13, 2019, or such later date as may be mutually agreed to by AAPC and the Purchaser.  The shares sold in the Private Sale were offered and sold in reliance upon an exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit A to Amendment No.2 to Schedule 13D filed by AAPC on December 10, 2019 and incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) Each of the Reporting Persons’ current ownership in the securities of the Issuer is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on 294,316,146 Ordinary Shares outstanding as of March 31, 2019 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed on April 19, 2019. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons.

(b) The following table sets forth the beneficial ownership of the class of securities reported on for each of the Reporting Persons.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Securities	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
Qi Ji	99,524,019	33.8%	99,524,019	0	73,299,367	0
Winner Crown	72,344,905	24.6%	72,344,905	0	72,344,905	0
Tong Tong Zhao	26,324,652	8.9%	100,000	0	26,324,652	0
East Leader	26,224,652	8.9%	0	0	26,224,652	0
Perfect Will	26,224,652	8.9%	0	0	26,224,652	0

(c) Other than as described in Items 3 and 4 above, there have been no transactions in the class of securities reported on that were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No modification.

Item 7.                                 Material to be Filed as Exhibits

No modification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 13, 2019

QI JI

By:	/s/Qi Ji
Name: Qi Ji

WINNER CROWN HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Sole Director

TONG TONG ZHAO

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

EAST LEADER INTERNATIONAL LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

PERFECT WILL HOLDINGS LIMITED

By:	/s/ Qi Ji
Name: Qi Ji
Title: Attorney-in-Fact

Schedule A

Directors of Certain Reporting Persons

Entity	Director	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
Winner Crown Holdings Limited	Qi Ji	No. 2266 Hongqiao Road, Changning District, Shanghai 200336, People’s Republic of China	Executive chairman of the board of directors and chief executive officer of the Issuer	Singapore
East Leader International Limited	Tong Tong Zhao	Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands	Independent director of the Issuer	Canada
Perfect Will Holdings Limited	Shenton Management Ltd.	8 Marina View #25-01 Asia Square Tower 1 Singapore 018960	Corporate Director	British Virgin Islands